UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 13, 2012

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES PAYMENT OF DIVIDENDS BASED ON 2011 FISCAL YEAR RESULTS
Moscow, Russia – August 13, 2012 –  Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces a dividend payment (including taxes) of 7,694,945,433.30 rubles  (approximately US $241.2 million), based on the Company’s results for the 2011 fiscal year.
Mechel OAO has allocated a total of 7,695,458,505.90 rubles (approximately 241.2 million US dollars*) (including taxes) for its annual dividend payment to shareholders for the 2011 fiscal year. This includes 4,340,316,301.20 rubles
(approximately 136 million US dollars*) paid to holders of privileged registered book-entry shares or 31.28 rubles (approximately 0.98 US dollars*) per one privileged registered book-entry share, and 3,355,142,204.70 rubles
(approximately 105.2 million US dollars*) paid to holders of ordinary registered book-entry shares or 8.06 rubles (approximately 0.25 US dollars*) per one ordinary registered book-entry share.
As of August 13, 2012, Mechel OAO’s shareholders were paid a total of
7,694,945,433.30 rubles (including taxes; approximately 241.2 million US dollars*). Total dividends of 513,072.60 rubles (approximately 16,083.8 US dollars*), or 0.007% of the allocated amount, were not distributed to certain shareholders due to their failure to fulfill their obligations to provide information on their bank details required to transfer the dividends.
All funds to pay the dividends to the holders of Mechel’s ADRs were transferred to the account of the Company’s depositary bank Deutsche Bank.
* Based upon  the Russian Central Bank exchange rate of 31.90 RUR/$ as of August
13, 2012.

***
Mechel OAO
Maria Kolmogorova
Phone: + 7 495 221-88-88
maria.kolmogorova@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: August 13, 2012	By:	Stanislav A. Ploschenko
	Name:	Stanislav A. Ploschenko
	Title:	Deputy CEO